BEAR, STEARNS & CO.  INC.

383 Madison Avenue

New York, New York 10179

October 28, 2005

VIA FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newkirk Realty Trust, Inc.
Registration Statement on Form S-11
Registration No. 333-127278

Ladies and Gentlemen:

                   We hereby join Newkirk Realty Trust, Inc. in requesting that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective on Tuesday, November 1, 2005 at 2:00 p.m., or as soon thereafter as may be practicable.

                   In connection with the foregoing, please be advised that the undersigned have effected approximately the following distribution of copies of the preliminary prospectus dated October 18, 2005, between October 18, 2005 and the date hereof:

Prospective Underwriters	0
Securities Dealers	0
Institutions	15,300

Total	15,300

                The underwriters are aware of their obligations under and intend to comply with the provisions of Rule 15c2-8 of the General Rules and Regulations under the Securities Exchange Act of 1934.

Very truly yours,

BEAR, STEARNS & CO. INC.
CREDIT SUISSE FIRST BOSTON LLC
For themselves and as Representatives
of the several Underwriters

By:	BEAR, STEARNS & CO. INC.

By:	/s/ Steve Parish
Name: Steve Parish
Title: Senior Managing Director